MAIL STOP 3561

December 27, 2007

Mr. Tyrol Tang, Chief Executive Officer
Chinese Manufacturers Online Corp
115 Route 46 West, Suite B-12
Mountain Lakes, NJ 07046

      Re: Chinese Manufacturers Online Corp.
             Item 4.01 Form 8-K Amendment No. 1
             Filed 12/21/07
             File No. 000-51884

Dear Mr. Tang:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Please note that report modifications would include the disclosure of uncertainty regarding the ability to continue as a going concern in the auditor's report.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joshua Thomas, Staff Accountant, at (202) 551-3832 if you have questions regarding the comments.

Sincerely,

Joshua Thomas
Staff Accountant

Cc: Erick Stein
Via fax to (732) 577-1188